UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER	001-16073
CUSIP NUMBER	39036P 209

(Check one):☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2017

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Great Elm Capital Group, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

800 South Street, Suite 230

Address of Principal Executive Office (Street and Number)

Waltham, MA 02453

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The registrant identified deficiencies in its internal controls during its year-end closing process and additional time was required to evaluate the impact on its consolidated financial statements.  The evaluation resulted in a delay in completing the financial statements and the audit thereof. Such delay could not be eliminated without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James D. Wheat	(650)	518 7108
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

As previously disclosed, the registrant commenced operations in the investment management business during the fiscal year ended June 30, 2017.  The carrying value of the related intangibles, amortization of such intangibles and liabilities assumed are critical inputs to determination of the registrant’s results of operations for the fiscal year end June 30, 2017.

Great Elm Capital Group, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 13, 2017By /s/ James D. Wheat

Chief Financial Officer